UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

TELA Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872381108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners 2, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872381108	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,389,511
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,389,511
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,066,198
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,066,198
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,455,709
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,455,709
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872381108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,455,709
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,455,709
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,455,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,455,709

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,455,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,455,709

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,455,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,455,709

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,455,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,455,709

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.73%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

Item 1. Security and Issuer. This Amendment No. 5 to Schedule 13D amends and supplements the Statement on Schedule 13D filed by EW Healthcare Partners 2, L.P. and EW Healthcare Partners 2-A, L.P., filed with the Securities and Exchange Commission on February 18, 2021, and amended on May 18, 2021, September 20, 2021, January 19, 2022 and February 28, 2022 relating to the following:

(a)	Name of Issuer: TELA Bio, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Great Valley Parkway, Suite 24

Malvern, Pennsylvania 19355

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 872381108

Item 2. Identity and Background.

(a) Name of Persons Filing: This Amendment No. 5 to Schedule 13D is being filed jointly by EW Healthcare Partners 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners 2-A, L.P., a Delaware limited partnership (“EWHP2-A”), EW Healthcare Partners 2 GP, L.P., a Delaware limited partnership (“EWHP2 GP”), EW Healthcare Partners 2-UGP, LLC, a Delaware limited liability company (“EWHP2 General Partner” and collectively with EWHP2, EWHP2-A and EWHP2 GP, the “EWHP Investors”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each, a “Manager”, collectively, the “Managers”, and together with EWHP2, EWHP2-A, EWHP2 GP and the EWHP2 General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP2 and EWHP2-A is growth capital investments. The principal business of EWHP2 GP is to act as the general partner of EWHP2 and EWHP2-A. The principal business of EWHP2 General Partner is to act as the general partner of EWHP2 GP. The principal business of the Managers is to direct the activities of EWHP2 General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EW Healthcare Partners 2, L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners 2-A, L.P. is a Delaware limited partnership; (iii) EW Healthcare Partners 2 GP, L.P. is a Delaware limited partnership, (iv) EW Healthcare Partners 2-UGP, LLC is a Delaware limited liability company; (iv) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

Since the filing of the Amendment No. 4 to Schedule 13D by the Reporting Persons, an additional 156,210 shares of the Issuer were purchased by the Investors at an average price of $9.16 per share in open market transactions. The funds used to purchase the Securities came from the operating capital of the EWHP Investors.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Amendment No. 5 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to Company’s 10-Q Quarterly Report for the First Quarter ended March 31, 2022 filed by the Company on or about May 11, 2022, the number of shares of the Company’s Common Stock outstanding on May 5, 2022 was 14,557,560 shares.

EWHP INVESTORS. As of the date of filing of this Amendment No. 5 to Schedule 13D, EWHP2 and EWHP2-A are the beneficial owners of 3,455,709 shares of the Company’s common stock (the “Securities”), which represents approximately 23.73% of the Common Stock outstanding based upon the latest Form 10-Q for the Quarter ended March 31, 2022. The Securities include (i) 1,389,511 shares held by EWHP2 and (ii) 2,066,198 shares held by EWHP2-A. EWHP2 and EWHP2-A have the sole voting and investment power with respect to their respective Securities.

EWHP2 GP. EWHP2 GP, the general partner of EWHP2 and EWHP2-A, may also be deemed to have sole voting and investment power with respect to such Securities. EWHP2 GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

EWHP2 GENERAL PARTNER. EWHP2 General Partner, the General Partner of EWHP2 GP, may also be deemed to have sole voting and investment power with respect to such Securities. The EWHP2 General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the EWHP2 General Partner, the Managers have the power by majority vote and through the EWHP2 GP to (i) cause EWHP2 and EWHP2-A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP2 and EWHP2-A. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated May 31, 2022.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2022

EW HEALTHCARE PARTNERS FUND 2, L.P.			INDIVIDUALS:

By:	EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	EW Healthcare Partners Fund 2-UGP, LLC,		Name: Martin P. Sutter
Its General Partner

By:	/s/ Martin P. Sutter		/s/ R. Scott Barry
	Name:	Martin P. Sutter	Name: R. Scott Barry
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.			/s/ Ronald Eastman
Name: Ronald Eastman
By:	EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner

By:	EW Healthcare Partners Fund 2-UGP, LLC,		/s/ Petri Vainio
	Its General Partner		Name: Petri Vainio

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	EW Healthcare Partners Fund 2-UGP, LLC,
Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director